Registration Number 333-114867
Rule 424(b)(3)
Supplement Dated January 3, 2006
to Prospectus Dated August 5, 2005
REGEN BIOLOGICS, INC.
     This prospectus supplement (the “Supplement”) is part of, and should be read in connection with, the prospectus dated August 5, 2005 (as previously supplemented by the supplements dated August 15, 2005, September 22, 2005, September 28, 2005 and November 14, 2005, together the “Prospectus”) relating to the registration of certain shares of common stock of ReGen Biologics, Inc. (the “Company”) held by the selling stockholders described in the Prospectus.
     You should read this Supplement in conjunction with the Prospectus. This Supplement updates certain information in the Prospectus, and, accordingly, to the extent inconsistent, the information in this Supplement supersedes the information contained in the Prospectus.
RECENT DEVELOPMENTS
Filing of 510(k) Premarket Notification
     On January 3, 2006, the Company announced the December 28, 2005 submission of a 510(k) premarket notification to the FDA for the ReGen® collagen scaffold family of products, or CS, for use in general surgical procedures for the reinforcement and repair of soft tissue where weakness exists, including, but not limited to, general soft tissue defects, hernias, and meniscus defects. The CS provides a resorbable scaffold that is replaced by the patient’s own tissue. The 510(k) filing is necessary to obtain clearance for us to market the CS as a medical device in the United States. We are currently awaiting clearance from the FDA. The 510(k) clearance process usually takes from three to 9 months, but could last longer.
Our Products
     We are a development stage orthopedic products company that develops, manufactures and markets innovative tissue growth and repair products for U.S. and global markets. ReGen’s patented collagen scaffold technology includes applications in orthopedics, general surgery, spine, cardiovascular and drug delivery. The Company’s first approved product using its collagen scaffold technology is the CMI™, which is approved for sale in the EU and marketed through the Company’s European subsidiary, ReGen Biologics AG.
     The CS is based upon the same patented collagen scaffold technology as the CMI. We intend to make the CS available in a flat sheet configuration with sizes ranging up to 20x20 cm and from 1 to 6 mm in thickness, as well as in a semi-lunar shape designed for use in the meniscus. Although both the CS and the CMI share the same material formulation, the CS has a different intended use than the CMI. The CS is a resorbable collagen-based surgical mesh intended for use in general surgical procedures for the reinforcement and repair of soft tissue, including, but not limited to, general soft tissue defects, hernias, and meniscus defects. The CS provides a resorbable scaffold that is replaced by the patient’s own tissue. The CMI is intended to facilitate growth of new tissue to replace removed or missing meniscus tissue in the human knee, and provide certain clinical benefits.
Status of PMA for the CMI
     Prior to the filing of a 510(k) premarket notification, we were pursuing premarket approval for the CMI in the U.S. The CMI has been the subject of a randomized controlled multicenter pivotal trial (MCT) and is the subject of a modular pre-market approval application, or PMA. Prior to our decision to file a 510(k) premarket notification, we had expected to complete our submission of the PMA to the FDA by the end of 2005.
     Our current regulatory priority is to obtain FDA clearance for our CS as a class II device through the 510(k) process. If we are not successful in gaining clearance for our CS through the 510(k) process, we intend to complete our submission of the PMA for the CMI. We will likely not pursue completion of the PMA for the CMI product unless the regulatory efforts with respect to the CS are unsuccessful. However, we intend to continue to follow patients in the MCT, which will provide valuable scientific data on long-term patient outcomes in the meniscus.
Reasons for Change in FDA Regulatory Strategy
     Over the last several years including more recently in 2005, the FDA has cleared for marketing via the 510(k) premarket notification process, several products that we believe are similar in technology and intended use to the CS and are used in multiple medical specialties, including general surgery and orthopedics, for soft tissue reinforcement and repair. These devices have been cleared as class II devices. After consideration of the basis for these clearances by FDA, clearances that occurred in 2005, and discussions with our FDA regulatory advisors, we believe that it is appropriate for FDA to regulate the CS as a class II device subject to the 510(k) pre-market notification process. Accordingly, we submitted a 510(k) premarket notification, relying in part on recently cleared similar devices as predicates, for the CS product for the reinforcement and repair of soft tissue, including, but not limited to, general soft tissue defects, hernias, and meniscus defects. The CS reinforces soft tissue and provides a resorbable scaffold that is replaced by the patient’s own tissue. We will likely not pursue completion of the PMA for the CMI product unless the regulatory efforts with respect to the CS are unsuccessful.
FDA’s Premarket Clearance and Approval Requirements
     Unless an exemption applies, each medical device we distribute commercially in the U.S. requires either FDA clearance through premarket notification under 510(k) of the Federal Food, Drug, and Cosmetic Act (Act) or premarket approval (PMA) under Section 515 of the Act. Both types of submissions require payment of a user fee, unless exempt.
510(k) Premarket Notification
     Typically, the 510(k) process is shorter, less rigorous, and less expensive than the PMA process. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risks are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification, or 510(k), requesting permission to distribute the device commercially. Class I devices are subject to general controls such as labeling and adherence to FDA’s Quality System Regulation or QSR and are frequently exempt from the 510(k) premarket notification requirements. Class II devices are subject to special controls such as performance standards and FDA guidelines as well as general controls. The FDA exempts some low risk devices from premarket notification requirements and the requirement of compliance with certain provisions of the QSR. The FDA places devices in class III, requiring premarket approval, if insufficient information exists to determine that the application of general controls or special controls are sufficient to provide reasonable assurance of safety and effectiveness and they are life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device or to a “preamendment” class III device in commercial distribution before May 28, 1976, for which premarket approval applications have not been required.
     We believe that the CS product, for the indication of soft tissue reinforcement as specified above, should be regulated by FDA as a class II device. Over the last several years, FDA has cleared for marketing via the premarket notification (510(k)) process, several products that we believe are similar in technology and intended use to the CS and are used in multiple medical specialties, including general surgery and orthopedics, for soft tissue reinforcement and repair. These devices have been cleared as class II devices. We believe that these precedents and predicate products indicate the appropriateness of regulating the CS as a class II device subject to 510(k).
     To receive 510(k) clearance from the FDA, our 510(k) premarket notification to the FDA must demonstrate that our proposed device is substantially equivalent to a predicate device — a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications, or premarket approval. Clearance typically takes from three to nine months, but can take significantly longer and may involve the submission of additional data, including clinical data to support assertions that the product is substantially equivalent to a predicate device.
     We submitted our 510(k) premarket notification for the CS on December 28, 2005, and claimed equivalence to other collagen based products that have been classified as surgical meshes and other class II devices cleared for marketing via 510(k) with the same or similar intended use and technological characteristics. Typically, the 510(k) premarket notification process is less costly and faster than the PMA process. We believe that multi-center, controlled studies are not necessary to establish that the CS is substantially equivalent to legally marketed predicate devices. In our 510(k), we submitted two studies of clinical experience in Europe conducted by independent academic clinicians. However, the FDA may not find these studies adequate to support substantial equivalence of the product and may require additional studies, which will add time, expense and uncertainty to the 510(k) clearance process.
Premarket Approval
     If the device cannot be cleared through the 510(k) process, a premarket approval application, or a PMA, may be required. A PMA must be supported with extensive data, typically including but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to provide to the FDA’s satisfaction a reasonable assurance of safety and effectiveness of the device. The PMA approval process is substantially more complex and lengthy than the 510(k) premarket notification process because of the data and information requirements, the scope and duration of the review process, including an FDA advisory panel review and other regulatory requirements for PMA products.
     If we fail to obtain marketing clearance for the CS device, we intend to proceed with our submission of the PMA for the CMI to the FDA.
Ongoing Regulatory Oversight
     A medical device, whether exempt from premarket notification, cleared for marketing under 510(k), or approved pursuant to a PMA approval, is subject to ongoing regulatory oversight by the FDA to ensure compliance with regulatory requirements. These requirements include registration and listing, good manufacturing practices, labeling, medical device reporting, corrections and removals reporting, and recalls. Devices may only be marketed for their cleared or approved indications for use and claims.
Product Modifications
     After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance. Changes that do not rise to this level of significance, including certain manufacturing changes, may be made without FDA clearance upon documentation in the manufacturer’s files of the determination of the significance of the change. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with the manufacturer’s determination. In contrast, after a device receives PMA approval, any change affecting the safety or effectiveness of the device, with certain exceptions, must be submitted in a PMA supplement for review and approval by FDA before making the change. Certain changes made to a PMA device require notice to FDA but not prior approval. FDA can review any such decisions and can disagree with the manufacturer’s determination.
Clinical Trials
     We perform clinical trials to provide data to support the FDA clearance and approval processes for our products and for use in sales and marketing. Human clinical studies are generally required in connection with the approval of class III devices and may be required for clearance of class I and II devices. Clinical trials must comply with the FDA’s regulations for protection of human subjects, including institutional review board approval and informed consent. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or inconclusive or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. In addition, delays in clinical testing may occur due to voluntary actions of a company.

     Our clinical trials may not generate favorable data to support any PMA or 510(k), and we may not be able to obtain such approvals or clearances on a timely basis, or at all. Delays in receipt of or failure to receive such approvals or clearances or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations. Even if granted, the approvals or clearances may include significant limitations on the intended use and indications for use for which our products may be marketed.
Changes to Our Business Strategy
     In consideration of the filing of the 510(k) premarket notification, our current strategy is to focus on the following initiatives:
•	Obtaining FDA clearance of the CS;

•	Further developing our distribution and marketing programs for the CMI and other ReGen products in Europe and certain other countries;

•	Developing our distribution and marketing programs for the CS and other ReGen products in the U.S.; and

•	Conducting further research on selected product opportunities within our research and development pipeline.
     Our long-term strategy is to capitalize on our proven collagen scaffold technology by continuing to design, develop, manufacture and market our own products, as well as partner with key market leaders to develop and market products in targeted therapeutic areas.

ADDITIONAL RISK FACTORS
     Pursuing the 510(k) process for the CS does not alter the risks as previously discussed in our Prospectus. Additionally, the following risk factors should be read in conjunction with those risk factors in our Prospectus.
Product introductions or modifications may be delayed or canceled if we are unable to obtain FDA clearance or approval and we are unable to sell the CS in the U.S.
     The U.S. Food and Drug Administration, or FDA, and numerous other federal, state and foreign governmental authorities rigorously regulate the medical devices we manufacture and market. Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory approvals, product recalls, termination of distribution, or product seizures. In the most egregious cases, we could face criminal sanctions or closure of our manufacturing facility. The process of obtaining regulatory clearances or approvals to market a medical device, particularly from the FDA, can be costly and time-consuming. There can be no assurance that such clearances or approvals will be granted on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Food, Drug, and Cosmetic Act, de novo (risk-based) classification into class I or II under Section 513(a)(1) of the Act or premarket approval under Section 515 of the Act, unless an exemption applies. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. Our ability to gain clearance of the CS under 510(k) is dependent upon the FDA concluding that the CS is a class II medical device, and is substantially equivalent to previously cleared devices. Moreover, the FDA may require submission of clinical data to support the 510(k) application. If the 510(k) process takes longer than expected or the CS device is not cleared, it might substantially delay our ability to commercialize the CS and negatively impact our business.
     If the CS device is not cleared through the 510(k), we expect to proceed with our submission of the PMA for the CMI to the FDA. The PMA process is typically more costly, lengthy and uncertain than the 510(k) clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use.
     Commercialization of any products we develop that require regulatory clearance or approval may be delayed. There is no assurance that the FDA will not require that a certain new product or product enhancement go through the lengthy and expensive PMA process. We have limited experience in obtaining clearance of a 510(k) submission or premarket approval.
     An ongoing risk exists that the FDA’s policies, both formal and informal, may change, or be applied in new ways, or that additional government regulations may be enacted which could prevent or delay regulatory clearance or approval of potential products. In addition, recent safety issues related to certain FDA cleared or approved products already on the market may have increased the FDA’s scrutiny of safety concerns and has caused the FDA to heighten its scrutiny of clinical trial data submitted in support of marketing applications. As a result the Company’s ongoing and future clinical studies may receive increased scrutiny which could adversely affect our ability to obtain approval of the CS. In particular, the FDA has not yet approved the CS and there is no guarantee that we will obtain such approval. There is no assurance that our management and administration of the clinical trials, the strength of the clinical outcomes, patient compliance and surgeon documentation will be sufficient to meet the stringent demands necessary for FDA approval. Sales of the CS in the U.S. will not occur until it has been cleared or approved for sale in the U.S. by the FDA.
     Foreign governmental authorities have become increasingly stringent and we may be subject to more rigorous regulation by such authorities in the future. Any inability or failure of our foreign independent distributors to comply with the varying regulations or new regulations could restrict such distributors’ ability to sell our products internationally and this could adversely affect our business.
     All products and manufacturing facilities are subject to continual review and periodic inspection by regulatory agencies. Following these periodic inspections, or audits, the FDA may issue a Form 483 notice of inspection observations or, in some cases, a more formal “warning letter” that could cause us to modify certain activities identified during the inspection. A Form 483 notice is generally issued at the conclusion of an FDA inspection and lists conditions the FDA investigators believe may violate good manufacturing practices or other FDA regulations.
     In April 2005, one of the clinical trial sites in the MCT was audited. As a result of that audit, the site received a Form 483 notice. The site has prepared and submitted a response to the FDA’s notice. In the second quarter of 2005, the FDA initiated an audit of the Company’s records relating to the MCT. As a result of this audit, in May of 2005 the FDA issued a Form 483 notice. The Company responded to the FDA’s audit notice and, where deemed necessary by management, took corrective action to address the investigators’ observations. In the third quarter of 2005, the Company received a warning letter from the FDA dated September 16, 2005 (the “Warning Letter”).
     The Warning Letter was a follow-up to the Form 483 notice. The observations related primarily to the Company’s monitoring, and retention of records in the conduct of the MCT for the CMI. The Company was aware of the issues that led to the observations prior to the time of the FDA inspection. In fact, the Company had earlier notified the FDA of such issues and had commenced corrective action.
     The Company submitted its response to the Form 483 via letter dated June 7, 2005. The Company also submitted to the FDA a revised set of training and other procedures on August 16, 2005 (the “Updated Procedures”). The Updated Procedures specifically address training of the new corrective procedures, as well as follow-up and monitoring to ensure the effective implementation of the corrective actions called for by the Form 483 observations.
     The Warning Letter indicated that at that time the FDA believed the Company had not adequately addressed in its June 7, 2005 written response the specific observations and issues identified in the Form 483. The Company believes that it responded to the issues raised in the Form 483 through the response to the Form 483 and the Updated Procedures previously provided to the FDA. Management believes that the Warning Letter may not have taken into account the

Company’s adoption and implementation of the Updated Procedures. In October 2005, the Company submitted its written response to the Warning Letter, which referenced the Company’s response to the Form 483 submitted on June 7, 2005 and included the Updated Procedures.
     Responding to FDA inquiries and audits and providing the FDA with information is time consuming for management and may result in the delay of product clearance or approvals and access to U.S. markets. Failure to comply with FDA or other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA’s review of Company submissions, enforcement actions, injunctions and criminal prosecution.